UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
June 19, 2012

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

InterXion Holding N.V.

File No. 001-35053 - CF#28309

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InterXion Holding N.V. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 20-F filed on April 27, 2012.

Based on representations by InterXion Holding N.V. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 4.18	through April 26, 2022
Exhibit 4.19	through April 26, 2022
Exhibit 4.20	through April 26, 2022

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Maryse Mills-Apenteng
Special Counsel